UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 19, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" and/or "the Company")

HARMONY CLEARS FINAL REGULATORY HURDLE AFTER AUSTRALIAN FOREIGN INVESTMENT REVIEW BOARD APPROVES LANDMARK ACQUISITION OF MAC COPPER

Johannesburg. Tuesday, 19 August 2025: Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is pleased to announce that its subsidiary Harmony Gold (Australia) Pty Ltd has received written notice under section 74(2) of the Foreign Acquisitions and Takeovers Act 1975 (Cth) on behalf of the Australian Federal Treasurer stating that the Commonwealth Government does not object to the proposed acquisition of MAC Copper Limited by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) ("Scheme"). This is further to the South African Reserve Bank (SARB) approval which was obtained on 5 August 2025.

MAC Copper is the owner of the high-grade CSA Copper Mine in New South Wales, Australia which produced ~41kt of copper in calendar year 2024.

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC Copper's announcement released on 31 July 2025. A copy of the Scheme Circular is available for viewing on MAC's website at https://maccopperlimited.com/.

Accordingly, the regulatory condition precedent in clause 3.1(c) of the Implementation Deed has now been fulfilled, and all regulatory conditions to the Scheme have been met.

“The approval by the Australian Foreign Investment Review Board (FIRB) marks a key milestone in our acquisition of MAC Copper, with all regulatory approvals now secured. The CSA mine aligns with our clear gold-copper growth strategy and strengthens our portfolio. This transaction accelerates Harmony’s transformation into a global gold and copper producer and offers compelling value for shareholders and stakeholders,” said Beyers Nel, CEO of Harmony.

The Scheme remains subject to the satisfaction of the remaining conditions as outlined in the Scheme Circular. Specifically, it is conditional upon:
•Approval of the Scheme and the General Meeting Resolution by the requisite majorities of Scheme Shareholders and MAC Copper shareholders (as applicable) at the Meetings on 29 August 2025;
•Fulfilment or waiver of certain specified conditions precedent to the Streams Restructure Deed;
•Sanctioning of the Scheme by the Court at the Court Sanction Hearing; and

•Satisfaction of other customary conditions detailed in the Scheme Circular.

The Restructuring Documents have been fully executed, and the remaining deliverables required to satisfy the Consents Condition are progressing well.

Please refer to the SENS announcement released on 27 May 2025 for the full details of the transaction. This is available on our website at: www.harmony.co.za.

A corresponding announcement has also been published by MAC Copper and is available on their website at www.maccopper.com.

Further updates will be provided as the transaction progresses.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg
19 August 2025

JSE Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 19, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director